Exhibit 99.2
FREESEAS INC.
INDEX TO UNAUDITED CONSENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Number
Condensed Consolidated Balance Sheets as of September 30, 2007 (unaudited) and December 31, 2006	F-2

Unaudited Condensed Consolidated Statements of Operations for the Three and Nine Months ended September 30, 2007 and 2006	F-3

Unaudited Condensed Consolidated Statements of Cash Flows for the Three and Nine Months ended September 30, 2007 and 2006	F-4

Notes to Condensed Consolidated Financial Statements	F-5 to F-12

FREESEAS INC.
CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS
(All amounts in tables in thousands of United States dollars, except for share data)

	September 30,	December 31,
	2007	2006
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,881	$372
Trade receivables, net	337	278
Insurance claims	13	485
Due from related party		40
Inventories	390	242
Prepayments and other	1,411

Total current assets	$5,032	$1,417

Advances for acquisition of vessels	2,536
Fixed Assets, net	84,158	19,369
Deferred charges, net	2,741	2,300
Restricted cash	700

Total non-current assets	$90,135	$21,669

Total Assets	$95,167	$23,086

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Account payable	$3,088	$2,003
Accrued liabilities	1,788	1,515
Unearned revenue	213	179
Due to related parties	148
Shareholders loans, current portion	1,864	1,218
Bank overdraft		2,000
Deferred revenue — current portion	1,873
Bank loans — current portion	8,030	3,345

Total current liabilities	$17,004	$10,260

Derivatives at fair value	362
Shareholders loans, net of current portion	12,422	1,334
Deferred revenue, net of current portion	277
Bank loans — net of current portion	51,570	4,485

Total long term liabilities	$64,631	$5,819

SHAREHOLDERS’ EQUITY:
Common stock	6	6
Additional paid-in capital	14,104	9,703
Retained (deficit)	(578)	(2,702)

Total shareholders’ equity	$13,532	$7,007

Total Liabilities and Shareholders’ Equity	$95,167	$23,086

The accompanying notes are an integral part of these condensed consolidated financial statements

FREESEAS INC.
CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in tables in thousands of United States dollars, except for share data)

	For three months ended		For nine months ended
	30-Sep-07	30-Sep-06	30-Sep-07	30-Sep-06
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING REVENUES	$4,879	$3,320	$12,709	$8,614

OPERATING EXPENSES:
Vessel operating expenses	(1,319)	(1,107)	(3,632)	(3,172)
Voyage expenses	(289)	0	(328)	(550)
Depreciation expense	(1,148)	(1,129)	(2,615)	(3,350)
Amortization of deferred charges	(206)	(166)	(603)	(388)
Management fees to a related party	(225)	(135)	(585)	(405)
Commissions	(265)	(255)	(747)	(604)
Stock-based compensation expense	(25)	(270)	(75)	(649)
General and administrative expenses	(330)	(279)	(1,314)	(1,102)
Gain on sale of vessel			1,369

Income (loss) from operations	$1,072	$(21)	$4,179	$(1,606)

OTHER INCOME (EXPENSE):
Interest and finance costs	$(1,310)	$(222)	(1,863)	(733)
Change in derivatives fair value	(362)		(362)
Interest income	157	3	196	16
Other	(55)	129	(25)	(47)

Other (expense)	$(1,570)	$(90)	$(2,054)	$(764)

Net income (loss)	$(498)	$(111)	$2,125	$(2,370)

Basic earnings (loss) per share	$(0.07)	$(0.02)	$0.33	$(0.38)
Diluted earnings (loss) per share	$(0.07)	$(0.02)	$0.30	$(0.38)
Basic weighted average number of shares	6,674,627	6,290,100	6,347,850	6,290,100
Diluted weighted average number of shares	6,674,627	6,290,100	6,996,198	6,290,100
The accompanying notes are an integral part of these condensed consolidated financial statements

FREESEAS INC.
CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts in tables in thousands of United States dollars, except for share data)

	Nine Months Ended	Nine Months Ended
	30-Sep-07	30-Sep-06
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities:
Net income (loss)	$2,125	$(2,370)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	2,615	3,350
Amortization of deferred charges	603	388
Amortization of debt discount	341	68
Change in fair value of derivatives	362
Amortization of deferred revenue	(562)
Compensation cost for stock options granted	75	649
(Gain) loss on sale of vessel	(1,369)
Changes in:
Trade receivables	(59)	268
Inventories	(148)	(206)
Due from related party	188	(276)
Insurance claims	472	473
Accounts payable	1,086	236
Unearned revenue	34	145
Accrued liabilities	273	(736)
Due to related party
Other liabilities		(136)
Prepayments & other	(1,411)

Net Cash from Operating activities	$4,625	$1,853

Cash flows from (used in) Investing Activities:
Advances for vessels acquisitions	(2,536)
Vessel acquisitions	(72,326)
Cash from sale of vessel, net	10,606

Net Cash (used in) Investing activities	$(64,256)	$

Cash flows from (used in) Financing Activities:
Increase in restricted cash	(700)
Net movement in bank overdraft	(2,000)	2,000
Proceeds from long term loan	58,070
Payments of bank loans	(6,300)	(4,670)
Payments of loan from shareholders	(750)	(500)
Shareholders contributions-exercise of warrants	2,467
Proceeds from promissory note	14,000
Deferred financing cost	(2,647)	(605)

Net Cash from (used in) Financing Activities	$62,140	$(3,775)
Net (decrease) increase in cash in hand and at bank	$2,509	$(1,922)
Cash and cash equivalents, Beginning of period	372	3,285

Cash and cash equivalents, End of period	$2,881	$1,363

Supplemental Cash Flow Information:
Cash paid for interest	$402	$554
Non-cash shareholder distributions	$6	$19
Discount on promissory note	$1,865
Liability assumed in connection with vessel acquisition	$2,712
The accompanying notes are an integral part of these condensed consolidated financial statements

FREESEAS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in footnotes in thousands of United States dollars, except for share data)
1. Interim Financial Statements
The unaudited condensed consolidated financial statements include the accounts of FreeSeas Inc. required to be consolidated in accordance with U.S. generally accepted accounting principles. The unaudited condensed consolidated financial statements have been prepared in accordance with the accounting policies described in the Company’s 2006 Annual Report on Form 20-F and should be read in conjunction with the consolidated financial statements and notes thereto.
The unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2007 and 2006 included herein have been prepared in accordance with Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in conformity with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements.
In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain only normal reoccurring adjustments necessary to present fairly the Company’s financial position as of September 30, 2007, and the results of its operations for the three and nine months ended September 30, 2007 and 2006, and the results of its cash flows for the nine months ended September 30, 2007 and 2006.
2. Organization
FreeSeas Inc., formerly known as Adventure Holdings S.A., was incorporated in the Marshall Islands on April 23, 2004, for the purpose of being the ultimate holding company of the ship-owning companies Adventure Two S.A., Adventure Three S.A., Adventure Four S.A., Adventure Five S.A., Adventure Six S.A., Adventure Seven S.A. and Adventure Eight S.A. Hereinafter, the consolidated companies referred to above will be referred to as “FreeSeas,” “the Group” or “the Company.”
During the nine months period ended September 30, 2007, the Group owned and operated four Handysize drybulk carriers, one of which was sold on April 27, 2007, and one Handymax drybulk carrier. Free Bulkers S.A., a Marshall Islands company (“Free Bulkers”), which manages the vessels, is a company owned by the chief executive officer of FreeSeas. The management company is excluded from the Group.
FreeSeas consists of the companies listed below:
FreeSeas Inc.
Adventure Two S.A.
Adventure Three S.A.
Adventure Four S.A.
Adventure Five S.A.
Adventure Six S.A.
Adventure Seven S.A.
Adventure Eight S.A.
The four vessels owned by the Group as of September 30, 2007 included three Handysize drybulk carriers, the M/V Free Destiny, the M/V Free Envoy, and the M/V Free Hero, purchased respectively by the subsidiaries Adventure Two S.A. on August 3, 2004, Adventure Three S.A. on September 20, 2004 and Adventure Six S.A. on July 3, 2007, and one Handymax drybulk carrier, the M/V Free Jupiter, which was purchased by Adventure Eight S.A. on September 5, 2007. Adventure Four S.A., owner of the M/V Free Fighter, sold that vessel on April 27, 2007. All vessels were purchased from or sold to unrelated third parties.
The Company organized Adventure Five, S.A. and Adventure Seven, S.A. for the purpose of purchasing additional vessels. Subsequent to September 30, 2007, Adventure Five, S.A., pursuant to a memorandum of agreement signed on August 20, 2007, purchased the M/V Free Goddess which was delivered to it on October 30, 2007 — See Note 18.A — Subsequent Events. Adventure Seven, S.A. is available for the purchase of an additional vessel in the future.
3. New Accounting Policy
Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for income taxes recognized in financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company determine whether the benefits of the Company’s tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. The provisions of FIN 48 also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure. The Company did not have any unrecognized tax benefits and there was no effect on the financial condition or results of operations as a result of implementing FIN 48.

Recent Accounting Pronouncements
In December 2007, the FASB issued FASB Statement No. 141(R), “Business Combinations” (FAS 141(R)), which establishes accounting principles and disclosure requirements for all transactions in which a company obtains control over another business.
In December 2007, the FASB issued FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (FAS 160), which prescribes the accounting by a parent company for minority interests held by other parties in a subsidiary of the parent company.
The provisions of FAS 157 and FAS 159 become effective as of the beginning of our 2009 fiscal year. The provisions of FAS 141(R) and FAS 160 become effective as of the beginning of our 2010 fiscal year. We are currently evaluating the impact that these pronouncements will have on our financial statements.
4. Fixed Assets, net

		Accumulated
	Vessel Cost	depreciation	Net book value
December 31, 2006	$28,273	$(8,904)	$19,369
Depreciation nine months period		(2,615)	(2,615)
Disposal of vessel	(11,213)	3,579	(7,634)
Additions new vessels	75,038		75,038

September 30, 2007	$92,098	$(7,940)	$84,158

On April 27, 2007, the Company sold the M/V Free Fighter recognizing a gain of $1,369. During the quarter ended September 30, 2007 the Group purchased the M/V Free Hero and the M/V Free Jupiter on July 3, 2007 and September 5, 2007, respectively, at respective cash purchase prices of $25,250 and $47,000 and related purchase costs of $76. The purchase of the M/V Free Hero was accompanied by the assumption of an existing charter employment the independently determined fair value of which resulted in the recorded increase of the vessel’s purchase cost by $2,712 and a corresponding liability for the unfavourable charter contract — see Note 8 “Deferred Revenue”.
5. Advances for Acquisition of Vessels
As of September 30, 2007, prepaid purchase related costs of $16 and an advance of $2,520 to the sellers were paid in connection with the acquisition of M/V Free Goddess — See Note 18.A — Subsequent Events.
6. Deferred Charges, net

	Dry-docking
	costs	Special survey costs	Financing costs	Total
December 31, 2006	$730	$1,453	$117	$2,300
Additions	135	630	1,882	2,647
Written-off	(323)	(1,234)	(46)	(1,603)
Amortization	(262)	(179)	(162)	(603)

September 30, 2007	$280	$670	$1,791	$2,741

For the three months ended September 30, 2007 and 2006, the amortization of vessels’ dry-docking, special surveys and financing costs was $206 and $166 respectively. During the nine month period ending September 30, 2007 the deferred financing fees incurred in connection with credit facilities used for vessel acquisitions, described below in Note 18.A — “Subsequent Events”, were $1,882. The dry docking and special survey costs of $135 and $630, respectively, relate to the special survey and dry-docking of the M/V Free Destiny which was completed in October 2007 and its amortization commenced as of the date of completion. The unamortized balance of deferred charges for the M/V Free Fighter was written off at the time of the sale of that vessel on April 27, 2007 and was included in the determination of the gain from sale of this vessel.

7. Accrued Liabilities
Accrued liabilities comprise the following amounts:

	September 30, 2007	December 30, 2006
Accrued wages	$111	$28
Accrued interest	1,103	42
Accrued insurance and related liabilities	49	226
Accrued drydocking and special survey costs	8	865
Accrued financial advisory costs	228	155
Other Accrued Liabilities	289	199

Total	$1,788	$1,515

8. Deferred Revenue
The Company obtains valuations from independent brokers of any below or above market time charters assumed when a vessel is acquired. The difference between market and assumed below-market charter value is discounted using the weighted average cost of capital method and is recorded as deferred revenue and amortized, on a straight line basis, to revenue over the remaining life of the assumed time charter. The Company recognized $562 of deferred revenue amortization during the three month and nine-month periods ending September 30, 2007.
9. Interest Rate Swaps
Derivative financial instruments are recognized in the balance sheets at their fair values as either assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and that are highly effective, are recognized in other comprehensive income. If derivative transactions do not meet the criteria to qualify for hedge accounting, any unrealized changes in fair value are recognized immediately in the income statement.
Amounts receivable or payable arising on the termination of interest rate swap agreements qualifying as hedging instruments are deferred and amortized over the shorter of the life of the hedged debt or the hedge instrument.
During the period ended September 30, 2007, the Company entered into interest rate swap agreements that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein are recognized in the balance sheets and statements of income, respectively. The marking to market of the Company’s two interest rate swaps in existence as of September 30, 2007, contracted pursuant to the terms of the Senior Loan described in Note 10 below, resulted in an unrealized loss of $362 for the three and nine month periods ending September 30, 2007. There were no interest rate swaps contracted in 2006.
10. Long-Term Bank Debt

			HSH
			NORDBANK
			&	BANK
	FBB	HBU	BTMU	OVERDRAFT	TOTAL
December 31, 2006	$2,330	$5,500	$—	$2,000	$9,830
Additions	2,470	—	55,600	—	58,070
Payments	(4,800)	(1,500)	—	(2,000)	(8,300)

September 30, 2007	$—	$4,000	$55,600	$—	$59,600

In January 2007, the Company drew down Advance B of $2,470,000 of the loan with First Business Bank to repay the overdraft facility of $2,000,000 granted to Adventure Four S.A by Hollandsche Bank — Unie N.V. The remaining balance of $ 470,000 was used to finance the special survey and drydocking costs of the M/V Free Fighter.

To partially finance the purchase of the M/V Free Hero and M/V Free Jupiter, at a cash purchase price of $25,250 and $47,000 respectively, —See Note 2 and Note 18 A “Subsequent Events”, the Company drew $42,736 under a $68,000 Senior Loan commitment provided by HSH-Nordbank A.G. and $12,864 under a $21,500 Junior Loan commitment provided by BTMU Capital Corporation, leaving available loan funds of $25,264 and $8,636 under the respective Senior and Junior Loans for partially financing the purchase of additional vessels, including the purchase of the M/V Free Goddess which was concluded on October 30, 2007—See Note 18.A “Subsequent Events”. Pursuant to the terms of the related loan agreements, upon a successful public offering in excess of $50,000 the Company is obligated to make mandatory prepayments first against the full amount of the Junior Loan then outstanding and then towards the reduction of the Senior Loan to the lower of (a) $39,500 or (b) 50% of the aggregate market value of the financed/mortgaged vessels. Such mandatory prepayments were effected upon the successful completion of the Company’s public offering concluded on October 30, 2007 — See Note 18.C below “Subsequent Events”.
11. Shareholders’ Loans
As of September 30, 2007, the Company had an interest-free loan from its former principal shareholders with an aggregate principal balance of $1,864, net of discount. The discount was recorded at the time of borrowing in order to record the loan at its fair value and is amortized using the effective interest method. The proceeds of the loan were used to acquire our vessels. The loan was modified in April 2005 and October 2005 to provide for a repayment schedule of eight equal quarterly installments of $250 each in 2006 and 2007, commencing on March 31, 2006, with a balloon payment of $1,367 for the balance due on January 1, 2008. This shareholders’ loan was fully repaid on November 2, 2007 from the net proceeds of the public offering concluded on October 30, 2007 (see Note 18.C below- “Subsequent Events”).
Also as of September 30, 2007 the Company had outstanding the principal amount of $14,000 under an unsecured loan from one of the Company’s principal shareholders drawn in May and June 2007, in order to partially finance the purchase the M/V Free Hero, the M/V Free Jupiter and the M/V Free Goddess —see Note 2 above and Note 18.C — Subsequent Events below. This unsecured shareholder loan accrues interest at the annual rate of 12.0%, payable upon maturity of the loan. The loan is due at the earlier of (i) May 7, 2009, (ii) the date of a “Capital Event,” which is defined as any event in which we raise gross proceeds of not less than $40,000 in an offering of the Company’s common stock. Pursuant to the terms of the loan, the Company agreed to issue to the note holder 50,000 warrants for every $1,000 drawn down under the loan. The warrants expire in five years and have an exercise price of $5.00 per share. As of September 30, 2007, the Company has issued to the warrant holder 700,000 warrants described above in connection with such draw downs. This shareholder’s loan as per its terms, was fully prepaid on November 2, 2007 from the net proceeds of the public offering successfully concluded on October 30, 2007 — See Note 18.C below- “Subsequent Events”.
The warrants described above qualify for equity classification and are recorded in accordance with APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.” Accordingly, the proceeds from draw downs and corresponding warrant issuances are allocated to the debt and the warrants based on their relative fair values as of the date of draw down as determined by an independent valuator. The $1,865 valued portion of the proceeds allocated to the warrants was accounted for as additional paid-in capital. The corresponding discount on the debt is amortized over the life of the note, using the effective interest rate method, and accounted for as interest expense. For the nine months ended September 30, 2007, the amortization of the debt discount amounted to $287.
The above described warrants were exercised on November 14, 2007, thereby increasing the number of outstanding shares of common stock by 700,000, concurrent with the payment to the Company of $3,500 as per the terms of the warrants — See Note 18.B “Subsequent Events”.
12. Related Party Transactions
Purchases of services
All the active vessels listed in Note 2 receive management services from Free Bulkers, pursuant to ship management agreements between each of the ship-owning companies and Free Bulkers. Each agreement calls for a monthly technical management fee of $15. FreeSeas also pays Free Bulkers a fee equal to 1.25% of the gross freight or hire collected from the employment of FreeSeas’ vessels and a 1% commission to be paid to Free Bulkers on the gross purchase price of any new vessels acquired or the gross sales price of any vessels sold by FreeSeas with the assistance of Free Bulkers. FreeSeas also reimburses, at cost, the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend FreeSeas’ vessels at port. FreeSeas believes that it pays Free Bulkers industry standard fees for these services. In turn, Free Bulkers has entered into an agreement with Safbulk Pty Ltd., a company controlled by one of the Group’s affiliates, for the outsourcing of the commercial management of the fleet. Commencing July 1, 2007 an additional fee of $300 annually is paid to Freebulkers as compensation for services related to its accounting and financial reporting obligations and implementation of Sarbanes-Oxley internal control over financial reporting procedures. The agreement for such additional fee is for an initial term of 12 months.
The expenses related to the technical management fee and the accounting and financial reporting services from Freebulkers are reflected in the accompanying condensed consolidated statements of operations as “Management Fees to a Related Party”. The total amounts paid for the nine month periods ended September 30, 2007 and 2006 amounted to $585 and $405 respectively, and for the three months ended September 30, 2007 and 2006 to $225 and $135, respectively.

The balance due from or (to) related party as of September 30, 2007 and December 31, 2006 was $(148) and $40, respectively. Amounts paid to related parties for office space during the three and nine month periods ended September 30, 2007 were $16 and $49, respectively (based on an exchange rate of $1.37 to €1.00).
13. Earnings per Share
The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period.
The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September,	September,	September,	September,
	2007	2006	2007	2006

Numerator:
Net income/(loss)	$(498)	$(111)	$2,125	$(2,370)
Weighted average common shares outstanding	6,674,627	6,290,100	6,347,850	6,290,100
Diluted Weighted average common shares outstanding	6,674,627	6,290,100	6,996,198	6,290,100

Dilutive potential common shares:
Options			65,455
Warrants			582,893

Dilutive effect			648,348

Earning per share:
Basic earnings/(loss) per common share	$(0.07)	$(0.02)	$0.33	$(0.38)
Diluted earnings/(loss) per common share	$(0.07)	$(0.02)	$0.30	$(0.38)
For the nine months ended September 30, 2007, the Company excluded from its earnings per share calculations all common stock equivalents if their effect was anti-dilutive. For the three and nine months ended September 30, 2006 and for the three months ended September 30, 2007, the Company excluded from its loss per share calculations all common stock equivalents because their effect on earnings per share was anti-dilutive.
The Series B Units, issuable upon exercise of the purchase option granted to HCFP Brenner Securities, the lead underwriter for the initial public offering of the common stock of the Company’s predecessor (“HCFP”), for shares and warrants, were excluded from computing the diluted earnings per share of the Company for the nine months ended September 30, 2007 because their effect was anti-dilutive due to the average market price of the Company’s stock being less than the exercise price for the options and warrants. The Series A Units, however, held by HCFP, had a dilutive impact of 974 shares for the nine-month period ended September 30, 2007 since the average market price of the Company’s common stock was greater than the exercise price of the options and warrants.
The outstanding options for 166,667 shares and 200,000 Class A warrants granted to the Company’s executive officers or entities controlled by them (see Note 15) had a dilutive impact of 64,480 shares for the nine-month period ended September 30, 2007, since the average market price of the Company’s common stock was greater than the exercise price of the options and warrants.
The 700,000 Class B warrants held by a major shareholder in connection with an unsecured shareholder loan — See Note 11 — and 1,394,245 Class W and 1,756,450 Class Z warrants publicly traded were dilutive for the nine-month period ended September 30, 2007 because the average market price of the Company’s common stock was greater than the exercise price of the options and warrants.
14. Commitments and Contingencies
FreeSeas entered into an agreement with a financial advisor whereby the terms of compensation required the Company to pay $200 upon closing of the Transaction (December 15, 2005) with Trinity and $400 payable in 20 equal monthly installments commencing upon closing of the Transaction. The Company has accrued the liability at its present value. The amounts outstanding at September 30, 2007 and December 31, 2006 are $0 and $154, respectively. The amounts are included in accrued liabilities in the accompanying condensed consolidated balance sheets.

The Company has assumed an obligation of its predecessor, Trinity Partners Acquisition Company Inc., to pay HCFP Brenner Securities a fee equal to 5% of the warrant exercise price for the solicitation of the exercise by HCPF under certain circumstances, No such fees were paid for the three month and nine month period ended September 30, 2007.
On February 5, 2007 the Company entered into an agreement with a related party pursuant to which the Company uses office space. The annual expense under such agreement is $63 (based on an exchange rate of $1.37 to €1.00), for the first eleven months. The rent amount is adjustable thereafter based on the Greek consumer price index.
On August 14, 2007, the Company received a letter from counsel representing two former executive officers of the Company alleging that the Form F-3 filed on August 3, 2007 misstated the number of shares beneficially owned by the two executive officers. The two former executive officers allege that they continue to beneficially own 500,000 shares of common stock underlying options granted to them in connection with their employment with the Company. The Company has responded that it believes that these options expired unexercised pursuant to the Plan and intends to vigorously defend its position — See Note 15 “Stock Based Compensation”.
15. Stock-Based Compensation
FreeSeas’ Stock Incentive Plan (the “Plan”) became effective on April 26, 2005, and was amended and restated on May 24, 2006. An aggregate of 1,500,000 shares of the Company’s common stock were reserved for issuance under the Plan. In accordance with the Plan, in April 2005, the Company’s Board of Directors granted 750,000 options, with an exercise price of $5.00, to its executive officers, which were subject to signing of the employment agreements and consummation of the Transaction with Trinity. The employment agreements were signed and the Transaction with Trinity consummated on December 15, 2005. On December 16, 2005, the Board of Directors ratified, adopted and approved the grant of options to the executive officers. The options vest at a rate of 1/3 per year, with the initial 1/3 vesting upon signing the employment agreement, the second 1/3 vesting on the first anniversary of the employment agreement, and the final 1/3 vesting on the second anniversary of the employment agreement. The options expire on December 16, 2010.
Prior to January 1, 2006 the Company accounted for the Plan under SFAS No. 123, “Accounting for Stock-Based Compensation” and under APB Opinion No. 25 using the intrinsic value method and using guidance in FIN 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans,” FIN 38, “Determining the Measurement Date for Stock Option, Purchase, and Award Plans Involving Junior Stock,” and FIN 44, “Accounting for Certain Transactions involving Stock Compensation”. As of January 1, 2006, the Company is recognizing stock-based compensation expense in accordance with SFAS No. 123(R).
In April 2005, FreeSeas’ Board of Directors approved the issuance of Class A warrants to entities who, immediately prior to the closing of the Transaction, owned 100% of the outstanding FreeSeas’ common stock. The beneficial owners of these entities were the then executive officers of FreeSeas. These warrants, the issuance of which was ratified, adopted and approved by the Board on December 16, 2005, entitle the holders to purchase an aggregate of 200,000 shares of the Company’s common stock at an exercise price of $5.00 per share. These warrants were exercisable immediately upon the closing of the Transaction on December 15, 2005.
These warrants have been treated as similar to options and have been accounted for by the Company under APB Opinion No. 25 and following the guidance in FIN 38 and FIN 44. Since the warrants are exercisable immediately upon issuance, these were considered to have been fully vested on the date of grant and expensed.

				Exercise	Options	Warrants
	Options	Warrants	Total	Price	Exersisable	Exersisable	Total
December 31, 2006	750,000	200,000	950,000	$5.00	500,000	200,000	700,000
Options forfeited	500,000		500,000		333,333		333,333

September 30, 2007 (Unaudited)	250,000	200,000	450,000	$5.00	166,667	200,000	366,667

Stock options granted to the Company’s executive officers have been adjusted for the exit of two officers — See Note 14. Options that were vested but not exercised by April 5, 2007 were forfeited and amount to 333,333, or two -thirds of the options that were expected to be fully vested at December 16, 2007.
As of September 30, 2007, the remaining contractual life of the options is 3.22 years and the total compensation costs related to non-vested awards not yet recognized is $21 and will be expensed in the fourth quarter of 2007. The Company did not grant any stock options during 2006 or in the first nine months of 2007.
For the three and nine month periods ended September 30, 2007 and 2006, total stock-based compensation expense was $25 and $270 and $75 and $649, respectively.

16. Shareholders’ Equity
In January 2007, an entity controlled by Mr. Ion Varouxakis, the Company’s chief executive officer (“CEO”), purchased an aggregate of 2,812,500 shares of the Company’s common stock and pre-existing promissory notes issued by the Company to the two other principal shareholders with an aggregate amount outstanding of $1,309. The entity controlled by the CEO simultaneously sold and transferred 70,600 shares to family members and 2,108,782 shares to FS Holdings Limited, a company controlled by members of the Restis family. Also, the entity controlled by the CEO sold 305,921 shares to an institutional investor. As a result of the transactions, the CEO now beneficially owns 2,248,031 shares of common stock. Immediately following the closing of these transactions, the Company’s Board of Directors appointed Mr. Varouxakis Chairman of the Board and President and elected three new independent directors. There was no impact to the total shares outstanding as a result of this transaction.
The Company had 6,811,905 and 6,290,100 common stock shares issued and outstanding as of September 30, 2007 and September 30, 2006 respectively. As of the same respective dates the Company also had 1,394,245 and 1,828,750 of Class W and 1,756,450 and 1,843,750 of Class Z warrants issued and outstanding since 434,505 of Class W and 87,300 of Class Z warrants were exercised for shares of common stock during the quarter ended September 30, 2007. The net proceeds of these transactions were $2,467.
17. Taxes
Under the laws of the countries of the Group’s incorporation and/or vessels’ registration, the Group is not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying condensed consolidated statements of operations.
Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source gross transportation income is subject to certain income taxes (section 887), with exemption from such tax allowed under certain conditions (section 883). The Company believes that it qualifies for said tax exemption and therefore, no tax obligation is recorded.
18.A Subsequent Events — New Vessel Addition & Financing
On August 20, 2007 the Company had entered into a memorandum of agreement with an unrelated party, pursuant to which the Company agreed to purchase the M/V Free Goddess built 1995 with carrying capacity of 22,051 DWT for the purchase price of $25,200. This vessel was delivered to the Company on October 30, 2007 and was immediately delivered to her charterers for a short time charter through November 2007 at a daily rate of $13.00, thereafter to be delivered for an agreed 22-25 month charter at a daily rate of $19.25. During the quarter ended September 30, 2007 the Company provided the seller with a deposit of $2,520 in connection with the execution of the memorandum of agreement for the purchase of this vessel.
On October 30, 2007, the Company accepted an offer for a senior secured credit facility from Credit Suisse in the aggregate amount of $87,000,000 consisting of a $48,700,000 loan to refinance up to 50% of the purchase price paid for the M/V Free Hero, the M/V Free Jupiter, and the M/V Free Goddess and a $38,300 facility for the purchase of additional vessels. The $48,700,000 loan will have an eight year term, with 31 equal quarterly installments and a balloon payment of $ 9,950,000 at an adjustable interest rate based on LIBOR plus 1%.
As of September 30, 2007, the Company had financed with $55,600,000 a portion of the purchase price of the M/V Free Hero and the M/V Free Jupiter. Upon delivery of the M/V Free Goddess, on October 30, 2007, the Company drew an additional $20,473,500 for this vessel’s purchase and drew an additional amount of $1,000,000 against the M/V Free Jupiter, under the terms of the senior and junior loan commitments from HSH Nordbank AG and BTMU Capital Corporation totaling $89,500,000. Subsequent to September 30, 2007, and following our public offering, discussed in Note 18.B “Subsequent Events — Issued and Outstanding Shares” below, we fully repaid the outstanding BTMU junior loan of $18,402.5, as per its terms, related to the financing of the M/V Free Hero, the M/V Free Jupiter and the M/V Free Goddess, and reduced the HSH Nordbank senior loan by $30,671 leaving a balance of $28,000 related only to the financing of the M/V Free Jupiter. These three vessels will be fully refinanced by making use of the Credit Suisse facility discussed above, upon finalization and execution of the relative loan documentation presently under preparation.

The following table details the vessels acquired during the three month period ended September 30, 2007 and those acquired subsequent to such period.

Name	Class	DWT	Built	Flag	Purchase Price	Delivery Date	Employment
Free Hero	Handysize	24,318	1995	Marshall Islands	$25,250	July 3, 2007	Time charter through December 2008 /February 2009 at $14.5 per day

Free Jupiter	Handymax	47,777	2002	Marshall Islands	$47,000	September 5, 2007	Currently in dry-dock for unscheduled repairs following a grounding incident; upon repair completion to be delivered for a three-year time charter through October 2010 at $32.0 per day for the first year, $28.0 per day for the second year, and $24.0 per day for the third year. See Note 18.D

Free Goddess	Handysize	22,051	1995	Marshall Islands	$25,200	October 30, 2007	Two-year time charter until December 2009 at $19.25 per day
18.B Subsequent Events — Issued and Outstanding Shares
Subsequent to the three month period ended September 30, 2007 and as of November 14, 2007, another 480,107 of Class W, 101,444 of Class Z warrants and all of 700,000 of Class B warrants held by F S Holdings Ltd., one of the Company’s major shareholders, were exercised for shares of common stock. The Company received a total $6,200 of net proceeds from these exercises.
On August 7, 2007, the Company had filed a Registration Statement on Form F-1 under the Securities Act in connection with a public offering of the Company’s common stock. On October 30, 2007, the Company completed the sale of 11,000,000 shares of common stock at $8.25 per share. Credit Suisse and Cantor Fitzgerald & Co. served as the joint book running managers and Oppenheimer & Co., and DVB Capital Markets served as the co-managers. On November 6, 2007 the underwriters exercised their over-allotment option to purchase an additional 1,650,000 shares of common stock at the price of $8.25. Total net proceeds from the stock offering after deducting underwriting discounts and commissions, but before expenses, are expected to be approximately $97,057.
Following the issuance of the shares pursuant to the completed offering on October 30, 2007 described above, as well as the conversion of additional 480,107 Class W and 101,444 Class Z warrants and 700,000 Class B warrants after September 30, 2007, the aggregate number of outstanding shares of common stock as of November 14, 2007 was 20,743,456.
18.C Subsequent Events — Repayment of BTMU Junior, HSH NORDBANK Senior and Shareholders Loans.
In November 2007, using the proceeds from the public offering and the exercised warrants, the Company fully repaid the BTMU Capital Corporation junior loan, by paying $18,402 and in December 2007 prepaid $30,671 of the HSH Nordbank senior loan, as per their respective loan terms, described in Notes 10 and 18.A. As a result of such repayments, the Company will write off $1,350 of already incurred but deferred financing costs related to these loans. Consequently, net income for the three month period ending December 31, 2007 will be negatively affected by the amount of this non-cash charge.
Similarly, in November 2007, the Company also fully repaid the $14,000 shareholder loan, according to its terms (see Note 11 above). Of such amount, $12,516 will be recorded against the discounted debt outstanding on the date of repayment and $1,484 will be recorded as an expense in the Statements of Operations in accordance with APB 26, “Early Extinguishment of Debt.”

In November 2007, the Company also repaid the $1,864 interest-free shareholders loan, described in Note 11 above, using funds from the net proceeds of the offering described above in Note 18.B.
18.D Subsequent Events-Vessel’s Grounding
On September 21, 2007 the M/V Free Jupiter had a grounding incident off the coast of the Philippines suffering severe bottom damage. The vessel was refloated and temporary repairs were carried out before the vessel proceeded to her destination under own power to discharge her cargo. After completion of discharge the vessel sailed to a shipyard in order to undertake permanent repairs in drydock which are presently underway. No estimated completion date has yet been given by the shipyard. The Company expects that the vessel’s insurance will cover the vessel’s repairs and related expenses, less the applicable deductibles. While repairs are underway, the vessel will remain off hire.